(Name of Issuer)
-Perfumania Holdings, Inc.

(Title of Class of Securities)
-Common Stock

(CUSIP Number)
-7137C100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-Westend Capital Management LLC.
86 Graham st. Suite 100, San Francisco, CA
94129

(Date of Event which Requires Filing of this Statement)
-October 15th, 2010

1)  Name of Reporting Persons:
-Westend Capital Management. LLC.

2)  Member or Group:
-No

3)  SEC Use Only:


4)  Source of Funds:
-PF

5)  Check if Disclosure of Legal Proceeding is Required:
-No

6)  Place of Organization:
-California, USA

7)  Sole Voting Power:
-714,350

8)  Shared Voting Power:
-714,350

9)  Sole Dispositive Power
-714,350

10) Shared Dispositive Power:
-714,350

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
-714,350

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
-No

13) Percent of Class Represented by Amount in Row (11):
-7.9%

14) Type of Reporting Person:
-IC


Item 1) Security and Issuer
-Perfumania Holdings, Inc.
-Common Stock.
-Perfumania Holdings, Inc.,
251 International Parkway Sunrise, FL 33325


Item 2) Identity and Background
-Westend Capital Management LLC.
-86 Graham st. Suite 100, San Francisco, CA 94129.

Item 2D) Criminal Convictions.
-No.

Item 2E) Civil Proceedings ect.
-No.

Item 3) Source and Amount of Funds or Other Consideration.
-PF, 7,413,141.

Item 4) Purpose of Transaction:
-Investment.
-No plans or proposals exist which relate or would result in any issues or circumstances outlined in subsections (a-j) of this item.

Item 5A-E) Interest in Securities of the Issuer
5A) 714,350 Shares comprising 7.9%
5B) See questions 7-10 above.
5C1) Westend Capital Management LLC.
5C2) October 15th 2010
5C3) 46,168 and 668,182 shares purchased at 19.53 and 7.966 dollars per share respectively.
5C4) 7.966
5C5) Electronically
5D) Not applicable
5E) Not applicable.


Item 6) Contracts, Arrangements ect.
-None.

Item 7) Material to Be Filed as Exhibits
-Date: 10/18/10
-Signature: Electronic
-Name/Title: Sean Cooper, Member, Westend Capital Management, LLC.